GB SCIENCES, INC.

April 17, 2019

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GB Sciences, Inc.
Registration Statement on Form S-1 (File No. 333-230200)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

We have filed today our Amendment No. 2 to the referenced filing which responds to the oral comment from the Staff that we attach as an exhibit a copy of the note which is convertible into the shares being registered.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, GB Sciences, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-230200) and declare the Registration Statement effective as of Friday, April 19, 2019, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (775) 622-6928, or Gary R. Henrie, Attorney at Law at (309) 313-5092, with any questions. Also, please notify Mr. Henrie when this request for acceleration has been granted.

Very truly yours, GB Sciences, Inc.

	By:	/s/ Ksenia Griswold
Name: Ksenia Griswold Title: Chief Financial Officer

cc: Gary R. Henrie, Attorney at Law